MAIL STOP 05-11

March 1, 2005

Mr. Vincent Markovitch, President
Alpha Motorsport, Inc.
240 12th Street
New Westminster, BC
Canada  V3M 4H2

      Re:	Alpha Motorsport, Inc.
   Registration Statement on Form SB-2
      File No. 333-119930
      Amendment No. 2 Filed February 3, 2005

Dear Mr. Markovitch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the company has entered into two bridge loans for a total
of $60,000 with Paramount Trading to enable the company to
commence
operations and continue business development prior to completion of
this offering. We also note that the bridge loans will come due prior to completion of the offering. Since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee any third party creditor who might obtain a judgment
or
lien against the company would not satisfy the judgment or lien by executing on the bank account where the offering proceeds will be held. Please disclose if Paramount, or any other similarly situated entity, intends to attach the funds raised in the offering in satisfaction of any obligations. Affirmatively state whether any arrangements exist, or are contemplated, whereby such an attachment might be made.  In addition, and given the above facts, please
explain how the terms of this          "all-or-none" offering are
consistent with Rule 10(b)(9). Upon receipt we may have additional comments.

2. We note the disclosure on page 9 that there is no mechanism in place to insure the funds received from the sale of shares in this offering will remain segregated until all shares are sold and/or the offering is terminated. Please reconcile this with the disclosure on page 13 where you state you intend to hold all monies collected for subscriptions in a separate bank account until the total amount of $100,000 has been received.

Risk Factors, page 6

3. Please revise the risk factor section to disclose that there is no commitment by any person to purchase all or any part of the common stock offered and consequently that there is no assurance all 2,000,000 shares will be sold during the Offering Period.
Indicate
as well that investors will have no right to the return or the use of their funds, which will remain in a non-interest bearing bank account until conclusion of the offering which may continue for a period of 6 months and may be extended for an additional 3 months for a period of up to 9 months from the Effective Date of this offering.

4. You disclose in the last risk factor on page 9 that "[you] will be holding all proceeds from the offering in a standard bank checking account until all shares are sold and there is no guarantee all of the funds will be used as outlined in this prospectus." Please either delete such disclosure or revise the Use of Proceeds section to clearly discuss the specific circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to
Instruction 7 to Item 504 of Regulation S-K for guidance.

Use of Proceeds, page 10

5. The line item Repayment of Bridge Loans reflects footnotes (1),
(3) and (4).  It would appear that footnote (4) does not exist.
In
addition, the footnotes to the line items Licenses/Insurance and Vehicle Inventory do not appear to correspond to those line items. Please revise or advise. See prior comment 3.

Plan of Distribution, page 13

6. We note your response to prior comment 6 that your officers and directors "do not intend" to purchase shares in this offering.
Please disclose if any officers and directors "will purchase" shares in order to reach the maximum offering.

Procedures for Subscribing, page 14

7. Please provide the basis for including the representations set forth in bullets 3 and 4 regarding financial capability and experience in business or investment matters.

Plan of Operation, page 26

8. As appropriate, please update the proposed milestones to implement your business operations.


Financial Statements

9. The financial statements included in the registration statements should be current at the effective date. Since your fiscal year end is December 31, please revise to include the audited financial statements for the fiscal year ended December 31, 2004 in the registration statement to comply with Item 310 (a) and (g) of Regulation S-B.

10. Please provide a current consent of the independent accountants in any amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

         Any questions regarding the financial statements may be directed to Raj Rajan at (202) 942-1941 and any other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc: 	Michael M. Kessler, Esq.
	Fax: (916) 239-4008

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Alpha Motorsport, Inc.
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